82-4569

ABSA

Group Secretariat
3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel (011) 350 4000
Fax (011) 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat
3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel (011) 350 4000
Faks (011) 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

5 September 2002

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3 –9
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

02 SEP -5 AM 10:52

Fax: 091 202 942 962

02076087

Dear Sirs,

ABSA GROUP LIMITED ("ABSA") : CONTINUING OBLIGATIONS UNDER RULE 12 g 3-2 (b) AMERICAN DEPOSITARY RECEIPTS (CUSIP NUMBER : 00077C309) RESULTS OF ANNUAL GENERAL MEETING

Enclosed is an announcement regarding the above.

Sincerely,

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

P

dlw 9/18

WR SOMERVILLE
GROUP SECRETARY

ABSA GROUP LIMITED ("ABSA" OR "THE COMPANY")
ISIN CODE: ZAE000113389
JSE CODE: AMAGB

RESULTS OF ANNUAL GENERAL MEETING

ABSA SHAREHOLDERS WERE ADVISED VIA THE 2002 ABSA ANNUAL REPORT THAT FROM THE AUGUST 2002 ANNUAL GENERAL MEETING, EXTRACTS OF THE MINUTES OF THE ANNUAL GENERAL MEETING, REFLECTING DECISIONS TAKEN AT THE MEETING, WILL BE POSTED ON SENS.

ACCORDINGLY ABSA'S SHAREHOLDERS ARE ADVISED THAT THE FOLLOWING RESOLUTIONS WERE PASSED BY THE REQUISITE MAJORITY AT THE ANNUAL GENERAL MEETING HELD ON 23 AUGUST 2002:

1. THE ADOPTION OF THE GROUP AND COMPANY FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2002.

2. THE APPROVAL OF THE REMUNERATION OF THE DIRECTORS FOR THE PAST FINANCIAL YEAR.

3. THE RE-ELECTION OF THE FOLLOWING DIRECTORS RETIRING BY ROTATION:

   MESSRS ER BOSMAN, L BOYD, DC BRINK, BP CONNELLAN, AS DU PLESSIS AND P DU P KRUGER

4. THE CONFIRMATION OF THE APPOINTMENT OF MR G GRIFFIN AS A DIRECTOR OF THE COMPANY.

5. THE RENEWAL OF THE GENERAL AUTHORITY GRANTED TO THE DIRECTORS, IN TERMS OF WHICH THE UNISSUED SHARE CAPITAL OF THE COMPANY IS PLACED UNDER THE CONTROL OF THE DIRECTORS.

6. THE RENEWAL OF A GENERAL AUTHORITY TO THE DIRECTORS TO ISSUE SHARES FOR CASH. (A 75% MAJORITY OF THE VOTES CAST BY SHAREHOLDERS PRESENT OR REPRESENTED BY PROXY AT THE MEETING IS REQUIRED FOR THE RESOLUTION TO BE EFFECTIVE)

7. THE AMENDMENT OF THE RULES OF THE ABSA GROUP LIMITED SHARE INCENTIVE SCHEME.

8. THE RENEWAL OF A GENERAL AUTHORITY TO ALLOW THE COMPANY TO REPURCHASE ITS SHARES. (SPECIAL RESOLUTION)

5 SEPTEMBER 2002

ABSA

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel (011) 350 4000
Fax (011) 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel (011) 350 4000
Faks (011) 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

5 September 2002

Securities and Exchange Commission
450 Fifth Street NW
Washington DC 20549
USA

ATTENTION: MR SHAWN J KLEIN

Fax: 091 202 942 9624

Dear Sir,

ABSA GROUP LIMITED ("ABSA"): CONTINUING OBLIGATIONS UNDER RULE 12 g 3-2 (b) EXEMPTION OF THE SECURITIES AND EXCHANGE COMMISSION IN REGARD TO RULE 144A GLOBAL DEPOSITARY RECEIPTS (FILE NUMBER : B2-4569)
RESULTS OF ANNUAL GENERAL MEETING

Enclosed is an announcement regarding the above.

Sincerely,

WR SOMERVILLE
GROUP SECRETARY

ABSA GROUP LIMITED ("ABSA" OR "THE COMPANY")
ISIN CODE: ZAE000013389
JSE CODE: AMAGB

RESULTS OF ANNUAL GENERAL MEETING

ABSA SHAREHOLDERS WERE ADVISED VIA THE 2002 ABSA ANNUAL REPORT THAT FROM THE AUGUST 2002 ANNUAL GENERAL MEETING, EXTRACTS OF THE MINUTES OF THE ANNUAL GENERAL MEETING, REFLECTING DECISIONS TAKEN AT THE MEETING, WILL BE POSTED ON SENS.

ACCORDINGLY ABSA'S SHAREHOLDERS ARE ADVISED THAT THE FOLLOWING RESOLUTIONS WERE PASSED BY THE REQUISITE MAJORITY AT THE ANNUAL GENERAL MEETING HELD ON 23 AUGUST 2002:

1. THE ADOPTION OF THE GROUP AND COMPANY FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2002.

2. THE APPROVAL OF THE REMUNERATION OF THE DIRECTORS FOR THE PAST FINANCIAL YEAR.

3. THE RE-ELECTION OF THE FOLLOWING DIRECTORS RETIRING BY ROTATION:

   MESSRS ER BOSMAN, L BOYD, DC BRINK, BP CONNELLAN, AS DU PLESSIS AND P DU P KRUGER

4. THE CONFIRMATION OF THE APPOINTMENT OF MR G GRIFFIN AS A DIRECTOR OF THE COMPANY.

5. THE RENEWAL OF THE GENERAL AUTHORITY GRANTED TO THE DIRECTORS, IN TERMS OF WHICH THE UNISSUED SHARE CAPITAL OF THE COMPANY IS PLACED UNDER THE CONTROL OF THE DIRECTORS.

6. THE RENEWAL OF A GENERAL AUTHORITY TO THE DIRECTORS TO ISSUE SHARES FOR CASH. (A 75% MAJORITY OF THE VOTES CAST BY SHAREHOLDERS PRESENT OR REPRESENTED BY PROXY AT THE MEETING IS REQUIRED FOR THE RESOLUTION TO BE EFFECTIVE)

7. THE AMENDMENT OF THE RULES OF THE ABSA GROUP LIMITED SHARE INCENTIVE SCHEME.

8. THE RENEWAL OF A GENERAL AUTHORITY TO ALLOW THE COMPANY TO REPURCHASE ITS SHARES. (SPECIAL RESOLUTION)

5 SEPTEMBER 2002